SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________

Under the Securities Exchange Act of 1934

SCHEDULE 13G/A

(Amendment No. 1 )

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gravity Co., Ltd.

_________________________________

(Name of Issuer)

Common Stock,  par value Won 500 per share

Shares of Common Stock in the form of American Depository Shares*

______________________________________________________

(Title of Class of Securities)

38911N107

_________________

(CUSIP Number)

December 31, 2007

___________________________________________________

(Date of Event Which Requires Filing of this Statement)

* Each American Depository Share represents one-fourth of one share of common stock,  par value Won 500 per share  (the "Common Stock")

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

Page 1 of 12 pages

SCHEDULE 13G/A

CUSIP No. 38911N107	Page 2 of 12 Pages

1) NAME OF REPORTING PERSON LaGrange Capital Partners, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-4106878
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 344,716.5*
6) SHARED VOTING POWER 0
7) SOLE DISPOSITIVE POWER 344,716.5*
8) SHARED DISPOSITIVE POWER 0
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,716.5*
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12) TYPE OF REPORTING PERSON PN

* Representing 1,378,866 American Depository Shares ("ADSs")

SCHEDULE 13G/A

CUSIP No. 38911N107	Page 3 of 12 Pages

1) NAME OF REPORTING PERSON LaGrange Capital Partners Offshore Fund, Ltd.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 113,221.8*
6) SHARED VOTING POWER 0
7) SOLE DISPOSITIVE POWER 113,221.8*
8) SHARED DISPOSITIVE POWER 0
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,221.8*
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12) TYPE OF REPORTING PERSON CO
* Representing 452,887 American Depository Shares ("ADSs")

SCHEDULE 13G/A

CUSIP No. 38911N107	Page 4 of 12 Pages

1) NAME OF REPORTING PERSON LaGrange Capital Administration, L.L.C.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 73-1713931
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 457,938.3*
6) SHARED VOTING POWER 0
7) SOLE DISPOSITIVE POWER 457,938.3*
8) SHARED DISPOSITIVE POWER 0
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,938.3*
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12) TYPE OF REPORTING PERSON IA

* Representing 1,831,753 American Depository Shares ("ADSs")

SCHEDULE 13G/A

CUSIP No. 38911N107	Page 5 of 12 Pages

1) NAME OF REPORTING PERSON Frank LaGrange Johnson
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3) SEC USE ONLY
4) CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 458,688.3*
6) SHARED VOTING POWER 0
7) SOLE DISPOSITIVE POWER 458,688.3*
8) SHARED DISPOSITIVE POWER 0
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,688.3*
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12) TYPE OF REPORTING PERSON IN

* Representing 1,834,753 American Depository Shares ("ADSs")

SCHEDULE 13G/A

Item 1(a).     Name of Issuer:

Gravity Co., Ltd.

Item 1(b).     Address of Issuer's Principal Executive Offices:

Gravity Co. Ltd.

Meritz Tower 14F

825-2 Yeoksam-Dong, Gangnam -Gu

Seoul, 135-934  Korea

Item 2(a).    Name of Persons Filing:

(i)      LaGrange Capital Partners, L.P.

(ii)     LaGrange Capital Partners Offshore Fund, Ltd.

(iii)    LaGrange Capital Administration, L.L.C.

(iv)    Frank LaGrange Johnson

(collectively, the "Reporting Persons" and each a "Reporting Person")

Item 2(b).     Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons has a business address at 570 Lexington Avenue, 27th Floor,

New York, New York  10022.

 Item 2(c).     Citizenship:

(i)	LaGrange Capital Partners, L.P. Delaware
(ii)	LaGrange Capital Partners Offshore Fund, Ltd. Cayman Islands
(iii)	LaGrange Capital Administration, L.L.C. Delaware
(iv)	Frank LaGrange Johnson USA

Item 2(d).    Title of Class of Securities:

Common Stock,  par value Won 500 per share

Shares of Common Stock in the form of American Depository Shares

Item 2(e).	CUSIP Number:
38911N107

Item 3.	If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ Investment Adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E)

(f)	☐ Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

(g)	☐ Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

(h)	☐ Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐ Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(i)	LaGrange Capital Partners, L.P.(1)

(a)	Amount beneficially owned: 344,716.5*

(b)	Percent of class: 5.0% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 344,716.5*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 344,716.5*

(iv)	Shared power to dispose or to direct the disposition of: 0

 * Representing 1,378,866 American Depository Shares ("ADSs")

_______________

(1)   The general partner of LaGrange Capital Partners, L.P. is LaGrange Capital Management, L.L.C., a limited liability company organized under the laws of Delaware. Frank LaGrange Johnson is the sole member of LaGrange Capital Management, L.L.C.

(2)   Percentages are based on 6,948,900 shares of Common Stock outstanding as of December 31, 2006 (as set forth on the Issuer's Form 20-F, filed on June 29, 2007 with the Securities and Exchange Commission).

(ii)	LaGrange Capital Partners Offshore Fund, Ltd.(3)

(a)	Amount beneficially owned: 113,221.8*

(b)	Percent of class: 1.6%(4)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 113,221.8*
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 113,221.8*
(iv)	Shared power to dispose or to direct the disposition of: 0

* Representing 452,887 American Depository Shares ("ADSs")

_______________

 (3)   The investment manager of LaGrange Capital Partners Offshore Fund, Ltd. is LaGrange Capital Administration, L.L.C., a limited liability company organized under the laws of Delaware. Frank LaGrange Johnson is the sole member of LaGrange Capital Administration, L.L.C.

(4)    Percentages are based on 6,948,900 shares of Common Stock outstanding as of December 31, 2006 (as set forth on the Issuer's Form 20-F, filed on June 29, 2007 with the Securities and Exchange Commission).

(iii)	LaGrange Capital Administration, L.L.C.(5)

(a)	Amount beneficially owned: 457,938.3*

(b)	Percent of class: 6.6%(6)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 457,938.3*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 457,938.3*

(iv)	Shared power to dispose or to direct the disposition of: 0

* Representing 1,831,753 American Depository Shares ("ADSs")

_______________

 (5)    Frank LaGrange Johnson is the sole member of LaGrange Capital Administration, L.L.C.

(6)    Percentages are based on 6,948,900 shares of Common Stock outstanding as of December 31, 2006 (as set forth on the Issuer's Form 20-F, filed on June 29, 2007 with the Securities and Exchange Commission).

(iv)	Frank LaGrange Johnson

(a)	Amount beneficially owned: 458,688.3*

(b)	Percent of class: 6.6%(7)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 458,688.3*(8)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 458,688.3*

(iv)	Shared power to dispose or to direct the disposition of: 0

* Representing 1,834,753 American Depository Shares ("ADSs")

_______________

(7)    Percentages are based on 6,948,900 shares of Common Stock outstanding as of December 31, 2006 (as set forth on the Issuer's Form 20-F, filed on June 29, 2007 with the Securities and Exchange Commission).

(8)       Includes 3,000 shares of Common Stock owned by Mr. Johnson that are currently being held in an IRA account.

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of March 11, 2008

LaGrange Capital Partners, L.P.

By:	LaGrange Capital Management, L.L.C.,

its General Partner

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson, its sole Member

Dated as of March 11, 2008

LaGrange Capital Partners Offshore Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C., its Investment Manager

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson, its sole Member

Dated as of March 11, 2008

LaGrange Capital Administration, L.L.C.

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson, its sole Member

Dated as of March 11, 2008

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of March 11, 2008

LaGrange Capital Partners, L.P.

By:	LaGrange Capital Management, L.L.C.,

its General Partner

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson, its sole Member

Dated as of March 11, 2008

LaGrange Capital Partners Offshore Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C.,

its Investment Manager

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson, its sole Member

Dated as of March 11, 2008

LaGrange Capital Administration, L.L.C.

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson, its sole Member

Dated as of March 11, 2008

By:	/s/ Frank LaGrange Johnson

Frank LaGrange Johnson